                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED ON STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                                Amendment No. 10

                       Tangram Enterprise Solutions, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   875924 10 2
                                 (CUSIP Number)

                             Karen M. Keating, Esq.
                           Safeguard Scientifics, Inc.
                       435 Devon Park Drive, Building 800
                                 Wayne, PA 19087
                                 (610) 975-4984
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 4, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
__.

NOTE: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                            (Continued on following pages)

CUSIP No. 875924 10 2                                               Page 2 of 11



    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SAFEGUARD SCIENTIFICS, INC.                            23-1609753
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                 N/A
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    PENNSYLVANIA
--------------------------------------------------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER
             SHARES                                  -0-
          BENEFICIALLY                ------------------------------------------
            OWNED BY                  8     SHARED VOTING POWER
         EACH REPORTING                     12,316,604 SHARES OF COMMON STOCK
           PERSON WITH                      (ASSUMING CONVERSION OF SERIES F
                                            CONVERTIBLE PREFERRED STOCK)*
                                      ------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                                    -0-
                                      ------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            12,316,604 SHARES OF COMMON STOCK
                                            (ASSUMING CONVERSION OF SERIES F
                                            CONVERTIBLE PREFERRED STOCK)
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,316,604 SHARES OF COMMON STOCK (ASSUMING CONVERSION OF SERIES F CONVERTIBLE PREFERRED STOCK)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                              [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    57.89%
--------------------------------------------------------------------------------
   14E     TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

* Voting power is shared with Opsware Inc. pursuant to the terms of Voting Agreements, dated as of December 4, 2003. See Item 4.

CUSIP No. 875924 10 2                                               Page 3 of 11



    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SAFEGUARD DELAWARE, INC.                               52-2081181
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                 N/A
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER
             SHARES                                  -0-
          BENEFICIALLY                ------------------------------------------
            OWNED BY                  8     SHARED VOTING POWER
         EACH REPORTING                     1,500,000 SHARES OF COMMON STOCK
           PERSON WITH                      (ASSUMING CONVERSION OF SERIES F
                                            CONVERTIBLE PREFERRED STOCK)*
                                      ------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                                    -0-
                                      ------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,500,000 SHARES OF COMMON STOCK
                                            (ASSUMING CONVERSION OF SERIES F
                                            CONVERTIBLE PREFERRED STOCK)
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 SHARES OF COMMON STOCK (ASSUMING CONVERSION OF SERIES F CONVERTIBLE PREFERRED STOCK)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                              [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.04%
--------------------------------------------------------------------------------
   14E     TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

* Voting power is shared with Opsware Inc. pursuant to the terms of a Voting Agreement, dated as of December 4, 2003. See Item 4.

CUSIP No. 875924 10 2                                               Page 4 of 11


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SAFEGUARD SCIENTIFICS (DELAWARE), INC.           51-0291171
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                 N/A
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER
             SHARES                                  -0-
          BENEFICIALLY                ------------------------------------------
            OWNED BY                  8     SHARED VOTING POWER
         EACH REPORTING                     10,816,604 SHARES OF COMMON STOCK*
           PERSON WITH                ------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                                    -0-
                                      ------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            10,816,604 SHARES OF COMMON STOCK*
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,816,604 SHARES OF COMMON STOCK*
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                              [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    54.60%
--------------------------------------------------------------------------------
   14E     TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

* Voting power is shared with Opsware Inc. pursuant to the terms of a Voting Agreement, dated as of December 4, 2003. See Item 4.

CUSIP No. 875924 10 2                                               Page 5 of 11

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 10 to Schedule 13D amends and supplements the
Schedule 13D, as amended, previously filed by the Reporting Persons relating to the common stock, par value $.01 per share (the "Common Stock") of Tangram Enterprise Solutions, Inc. (the "Company"). This Statement on Schedule 13D relates to the execution of Voting Agreements in connection with an Agreement and Plan of Reorganization by and among Opsware Inc., TES Acquisition Corp. and the Company. The executive office of the Company is located at 11000 Regency Parkway, Suite 401, Cary, North Carolina 27511-8504.

ITEM 2.  IDENTITY AND BACKGROUND.

NO CHANGE EXCEPT AS FOLLOWS:

         (a) - (c) This Schedule 13D is being filed by: Safeguard Scientifics, Inc. ("Safeguard"), Safeguard Delaware, Inc. ("SDI") and Safeguard Scientifics (Delaware), Inc. ("SSDI") (collectively, the "Safeguard Reporting Persons"). Safeguard is a leader in building and operating technology companies. SDI and SSDI are wholly owned subsidiaries of Safeguard. Set forth in Schedule I annexed hereto are the name, identity and background of each Safeguard Reporting Person and set forth in Schedules II, III and IV annexed hereto is the information required by Item 2 of Schedule 13D about the identity and background of each Safeguard Reporting Person's directors, executive officers and controlling persons, if any. The Safeguard Reporting Persons are sometimes referred to herein, collectively, as the "Reporting Persons," and, individually, as a "Reporting Person."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable

ITEM 4.  PURPOSE OF TRANSACTION.

         On December 4, 2003, Opsware Inc., TES Acquisition Corp., a wholly owned subsidiary of Opsware, and the Company entered into an Agreement and Plan of Reorganization (the "Merger Agreement") which provides for the merger of TES Acquisition Corp. with and into Company (the "Merger"). Subject to certain adjustments and conditions contained in the Merger Agreement, all of the Company's outstanding debt as well as all outstanding shares of Company Common Stock and Company Series F Preferred Stock will be converted into shares of Opsware Inc. Common Stock valued at $10 million.

         Concurrently with the execution of the Merger Agreement, each of SDI and SSDI entered into a Voting Agreement with Opsware Inc. Pursuant to the terms of the Voting Agreement, each of SDI and SSDI have agreed (1) not to transfer any securities of the Company they currently hold or that may be acquired prior to the effective time of the Merger and (2) to cause all shares of capital stock of the Company held by each to be voted at any annual, special or adjourned meeting of the shareholders of the Company (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and any actions required in furtherance of the Merger and (ii) against approval of any Acquisition Proposal (as defined in the Merger Agreement), any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of SDI or SSDI under the applicable Voting Agreement, or any other matter that could reasonably be expected to impede, delay or materially and adversely affect the consummation of the Merger. Each of SDI and SSDI will also deliver to Opsware Inc. an Irrevocable Proxy appointing each of the members of the Board of Directors of Opsware Inc. as their proxies to exercise all voting and other rights of each of SDI and SSDI with respect to the shares of capital stock of the Company held by each in connection with the above matters only at every annual, special or adjourned meeting of Company shareholders or otherwise.

CUSIP No. 875924 10 2                                               Page 6 of 11

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Replace the disclosure previously contained in Item 5 with the following:

         The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

         No Reporting Person or director or executive officer of a Reporting Person listed on Schedules II-IV annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.

                                                          Beneficial Ownership
                                                Number of                   Percentage
                                                  Shares                     of Total
Safeguard Scientifics, Inc.                   12,316,604(3)(4)(6)            57.89%(1)
Safeguard Delaware, Inc.                       1,500,000(4)(5)(6)             7.04%(1)
Safeguard Scientifics (Delaware), Inc.        10,816,604(5)(6)               54.60%(2)

(1) Calculations based upon 21,302,439 shares outstanding (assuming the conversion of all outstanding shares of Series F Preferred Stock) on November 3, 2003.

(2) Calculations based upon 19,802,439 shares outstanding on November 3, 2003.

(3) Represents the shares of Series F Preferred Stock on an as converted basis beneficially owned by SDI, a wholly owned subsidiary of Safeguard, and the 10,816,604 shares of Common Stock beneficially owned by SSDI, a wholly owned subsidiary of Safeguard. Safeguard and each of SDI and SSDI have reported that Safeguard together with each of SDI and SSDI, respectively, have both shared voting and dispositive power with respect to the shares held by each of SDI and SSDI, respectively, because Safeguard is the sole stockholder of each of SDI and SSDI.

(4) Assumes the conversion of all outstanding shares of the Series F Preferred Stock into Common Stock.

(5)      The Reporting Person is a wholly owned subsidiary of Safeguard.

(6)      Pursuant to the terms of the Voting Agreement attached hereto as
         Exhibit 99.1, Reporting Persons and Opsware Inc. have shared voting power with respect to the shares held by each of SDI and SSDI in connection with those matters described in Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In addition to the agreements previously filed as exhibits to Schedule 13D and amendments thereto, each of SDI and SSDI are parties to a Voting Agreement with Opsware Inc., dated as of December 4, 2003.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1. Form of Voting Agreement, dated as of December 4, 2003, between Opsware, Inc. and the shareholder listed on the signature page thereto. Each of SDI and SSDI are parties to a Voting Agreement that differs from the form filed only as to the number of shares of Opsware Inc. capital stock owned as of the date of the agreement set forth on the signature page thereto.

CUSIP No. 875924 10 2                                               Page 7 of 11

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 5, 2003                   Safeguard Scientifics, Inc.

                                          By:      CHRISTOPHER J. DAVIS
                                             -----------------------------------
                                                   Christopher J. Davis
                                                   Managing Director and Chief
                                                   Financial Officer

                                          Safeguard Delaware, Inc.
Date:  December 5, 2003

                                          By:      CHRISTOPHER J. DAVIS
                                             -----------------------------------
                                                   Christopher J. Davis
                                                   Vice President and Treasurer

Date:  December 5, 2003                   Safeguard Scientifics (Delaware), Inc.

                                          By:      CHRISTOPHER J. DAVIS
                                             -----------------------------------
                                                   Christopher J. Davis
                                                   Vice President and Treasurer

CUSIP No. 875924 10 2                                               Page 8 of 11


                                   SCHEDULE I

1.       Safeguard Scientifics, Inc.

         Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc. ("SDI") and Safeguard Scientifics (Delaware) Inc., a Delaware corporation ("SSDI"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in building and operating technology companies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of filing this Schedule 13D.

2.       Safeguard Delaware, Inc.

         SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. 7048, Wilmington, DE 19803. Schedule III provides information about the executive officers and directors of SDI as of the date of filing this
         Schedule 13D.

3.       Safeguard Scientifics (Delaware), Inc.

         SSDI is a wholly owned subsidiary of Safeguard. SSDI is a holding company and has an office at 103 Springer Building, 3411 Silverside road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSDI as of the date of filing this Schedule 13D.

CUSIP No. 875924 10 2                                               Page 9 of 11

                                   SCHEDULE II
         EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.


              Name                        Present Principal Employment                      Business Address
              ----                        ----------------------------                      ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig                   President, Chief Executive Officer and       Safeguard Scientifics,Inc.
                                   Director                                     800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Michael F. Cola                    Managing Director, Corporate Operations      Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis               Managing Director and Chief Financial        Safeguard Scientifics,Inc.
                                   Officer                                      800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Anthony A. Ibarguen                Managing Director, Business & IT Services    Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

DIRECTORS*
Robert E. Keith, Jr.               Managing Director, TL Ventures               TL Ventures
                                                                                435 Devon Park Drive, Bldg. 700
                                                                                Wayne, PA 19087
Anthony L. Craig                   Same as above                                Same as above

Julie A. Dobson                    Consultant                                   12617 Greenbriar Road
                                                                                Potomac, MD 20854

Andrew E. Lietz                    Managing Director, Rye Capital Management    P. O. Box 738
                                                                                Rye, NH 03870
George MacKenzie                   Consultant                                   360 High Ridge Road
                                                                                Chadds Ford, PA  19317
Jack L. Messman                    Chairman and CEO, Novell, Inc.               Novell, Inc.
                                                                                404 Wyman Street, Suite 500
                                                                                Waltham, MA 02451

Russell E. Palmer                  Chairman and CEO, The Palmer Group           The Palmer Group
                                                                                3600 Market Street, Suite 530
                                                                                Philadelphia, PA 19104

John W. Poduska Sr.                Consultant                                   295 Meadowbrook Rd.
                                                                                Weston, MA 02493-2450

Robert Ripp                        Chairman, Lightpath Technologies, Inc.       21 Old Logging Road
                                                                                Bedford, NY 10506

John J. Roberts                    Consultant                                   1007 Canterbury Lane
                                                                                Villanova, PA 19085

*  All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 875924 10 2                                              Page 10 of 11

                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.


              Name                        Present Principal Employment                      Business Address
              ----                        ----------------------------                      ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig                   President, Safeguard Delaware, Inc.;         Safeguard Scientifics, Inc.
                                   President and CEO, Safeguard Scientifics,    800 The Safeguard Building
                                   Inc.                                         435 Devon Park Drive
                                                                                Wayne, PA 19087
Christopher J. Davis               Vice President & Treasurer, Safeguard        Safeguard Scientifics,Inc.
                                   Delaware, Inc.; Managing Director and CFO,   800 The Safeguard Building
                                   Safeguard Scientifics, Inc.                  435 Devon Park Drive
                                                                                Wayne, PA 19087
DIRECTORS*
Deirdre Blackburn                  Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                                   Secretary, Safeguard Scientifics, Inc.       800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Joseph R. DeSanto                  Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Tonya L. Zweier                    Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

CUSIP NO. 875924 10 2                                              PAGE 11 OF 11

                                   SCHEDULE IV
   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.


              Name                        Present Principal Employment                      Business Address
              ----                        ----------------------------                      ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig                   President, Safeguard Delaware, Inc.;         Safeguard Scientifics, Inc.
                                   President and CEO, Safeguard Scientifics,    800 The Safeguard Building
                                   Inc.                                         435 Devon Park Drive
                                                                                Wayne, PA 19087
Christopher J. Davis               Vice President & Treasurer, Safeguard        Safeguard Scientifics,Inc.
                                   Delaware, Inc.; Managing Director and CFO,   800 The Safeguard Building
                                   Safeguard Scientifics, Inc.                  435 Devon Park Drive
                                                                                Wayne, PA 19087
DIRECTORS*
Deirdre Blackburn                  Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                                   Secretary, Safeguard Scientifics, Inc.       800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Joseph R. DeSanto                  Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Tonya L. Zweier                    Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.